Exhibit 99.1

RECENT DEVELOPMENTS

Production Starts Up at Timimoun Gas Field in Algeria

On March 29, 2018, TOTAL S.A. (together with its subsidiaries and affiliates, “TOTAL” or the “Group”) announced first gas from the Timimoun field in southwestern Algeria. The production complex with a capacity of around 5 million cubic meters of natural gas per day at plateau (around 30,000 barrels of oil equivalent per day (boe/d)), is jointly operated by Sonatrach (51%), TOTAL (37.75%) and Cepsa (11.25%).

Timimoun’s gas will be produced with 37 wells connected to a gas processing facility that ties into the GR5 pipeline used to transport gas from fields in southwestern Algeria to Hassi R’mel.

TOTAL becomes a founding partner of the Cathay Smart Energy Fund to invest in the new energy sector in China

On March 27, 2018, Total Energy Ventures (“TEV”), Hubei High Technology Investment Guiding Fund Management Co., Ltd. (“Hubei High Tech”), and Cathay Capital signed a Heads of Agreement to launch the Cathay Smart Energy Fund, an investment fund dedicated to the energy sector in China.

The fund will focus its investments on emerging technologies and new business models of the Chinese energy sector, notably renewable energy, energy internet, energy storage, distributed energy, smart energy and low carbon activities. It is expected to allow TOTAL to explore new opportunities in China and identify new business models and technologies.

TEV and Hubei High Tech will invest around 300 million RMB in the fund (50 million USD) each. Following the first closing, other partners will join the fund with a target final volume of capital of over 1,5 billion RMB (around 250 million USD).

Abu Dhabi: TOTAL consolidates its strategic partnership with ADNOC by being awarded participating interests in two new 40-year Offshore Concessions on Umm Shaif & Nasr (20%) and Lower Zakum (5%)

On March 18, 2018, TOTAL signed two new 40-year concession agreements with the Supreme Petroleum Council of the Emirate of Abu Dhabi (United Arab Emirates) and the Abu Dhabi National Oil Company (ADNOC). In the frame of these agreements, TOTAL is granted a 20% participating interest in the new Umm Shaif & Nasr concession and 5% in the Lower Zakum concession, effective March 9th, 2018, for a total participation fee of 1.45 billion dollars, which represents an access cost of around 1 dollar per barrel of reserves. These interests will bring to TOTAL a production of 80,000 barrels of oil per day in 2018.

Located about 135 and 65 kilometers off the coast respectively, Umm Shaif and Lower Zakum are two of the major fields offshore and counting for around 20% of Abu Dhabi production. In addition to the huge oil reserves and the potential to grow oil production beyond 450,000 barrels per day (including Nasr – the present production being at around 300,000 barrels per day), Umm Shaif also contains a giant gas-cap, which is to be developed in the scope of the concession with a gas production target of 500 mmscfd. ADNOC Offshore (100% owned by ADNOC) will be the operator of all concessions offshore Abu Dhabi, to which TOTAL, as a partner in the concessions, will bring its expertise by providing personnel and carrying out studies.

In addition, as part of this partnership, TOTAL has also extended its concession with ADNOC in the offshore Abu Al Bu Koosh field, operated by TOTAL with a 100% interest, for three more years. This field produces approximately 10,000 barrels per day.

Results of the option to receive the 2017 third interim dividend in shares

On April 5, 2018, TOTAL announced the results of the option to receive the 2017 third interim dividends in shares. The Board of Directors of TOTAL met on March 14, 2018, and declared a 2017 third interim dividend of €0.62 per share and offered, under the conditions set by the fourth resolution at the Combined Shareholders’ Meeting of May 26, 2017, the option for shareholders to receive the 2017 third interim dividend in cash or in new shares of the Company.

The period for exercising the option ran from March 19, 2018 to March 28, 2018. At the end of the option period, 44% of rights were exercised in favour of receiving the payment for the 2017 third interim dividend in shares.

15,559,601 new shares have been issued, representing 0.59% of the Company’s share capital on the basis of the share capital as of March 31, 2018. The share price for the new shares to be issued as payment of the 2017 third interim dividend was set at €45.70 on March 14, 2018. The price is equal to the average opening price on Euronext Paris for the twenty trading days preceding the Board of Directors of March 14, 2018, reduced by the amount of the 2017 third interim dividend, without any discount.

The settlement and delivery of the new shares as well as their admission to trading on Euronext Paris occurred on April 9, 2018. The shares carry immediate dividend rights and are fully assimilated with existing shares already listed.

In line with the shareholder return policy announced on February 8, 2018, in order to avoid any dilution linked to the issuance of new shares, the Group will buy back during the quarter the newly issued shares with the intention to cancel them.

The remaining cash dividend to be paid to shareholders who did not elect to receive the 2017 third interim dividend in shares amounts to 910 million euros and the date for the payment in cash was April 9, 2018.

Saudi Arabia: Saudi Aramco and TOTAL Sign a Memorandum of Understanding to Build a Giant Petrochemical Complex

On April 10, 2018, TOTAL announced the signature of a memorandum of understanding to build a giant petrochemical complex in Jubail, Saudi Arabia. Saudi Aramco and TOTAL signed the memorandum of understanding during the official visit to Paris by Crown Prince of Saudi Arabia, HRH Mohammed bin Salman.

The complex will be integrated downstream of the SATORP refinery, a joint venture between Saudi Aramco (62.5%) and TOTAL (37.5%) in Jubail, in a move designed to fully exploit operational synergies. This world-class refinery, whose capacity increased from 400,000-barrel-per-day at its start-up in 2014 to 440,000-barrel-per-day today, is recognized as being one of the most efficient in the world.

Located next to the SATORP refinery in the same industrial area, the complex will comprise a world-size mixed-feed steam cracker (50% ethane and refinery off-gas) with a capacity of 1.5 million tons per year of ethylene and related high-added-value petrochemical units. The project will represent an investment of around $5 billion. The two partners are planning to start the front-end engineering and design (FEED) in the third quarter of 2018.

The cracker will feed other petrochemical and specialty chemical plants representing an overall amount of $4 billion investment by third party investors.

In total, $9 billion will be invested, and is expected to create 8,000 local direct and indirect jobs. The project is expected to produce more than 2.7 million metric tons of high value chemicals.

USA: TOTAL further increases its footprint in the Gulf Of Mexico and becomes operator of the North Platte discovery

On April 11, 2018, TOTAL announced the acquisition of several assets located in the Gulf of Mexico as part of the Cobalt International Energy company’s bankruptcy auction sale. TOTAL submitted offers on several assets for a consideration of approximately 300 million dollars and acquired from Cobalt:

•	A 20% interest in the North Platte discovery. As a result, TOTAL will increase its interest to 60% and becomes operator of this discovery. TOTAL will have Statoil as a partner, who acquired the remaining 40%.

•	A 20% interest in the Anchor discovery. As a result, TOTAL will increase its interest to 32.5%, after having acquired 12.5% last December. This discovery is operated by Chevron.

•	13 offshore exploration blocks, which will be operated by TOTAL.

On April 5, 2018, the United States Bankruptcy Court approved these results.